SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

     NETC4: R$ 1.15/share (Bovespa)
NETC: US$ 5.20/ADR (1ADR=10 shares - Nasdaq)
XNET: EUR$ 4.26/10 shares (Latibex)
Total Shares: 3,954,663,665
Market Value: R$ 4.5 billion
Closing Price: 02/01/06

2005 Financial Results

São Paulo, February 2, 2006 – Net Serviços de Comunicação S.A. (Nasdaq: NETC; Bovespa: NETC4 and NETC3; and Latibex: XNET), the largest Pay-TV multi service operator in Latin America and an important provider of bidirectional broadband Internet access (Vírtua) announces today its fourth quarter 2005 (4Q05) and full year 2005 financial results.

The following financial and operating information, except where otherwise stated, are presented in U.S. GAAP on a consolidated basis. The Company highlights that EBITDA (Earnings before interest, taxes, depreciation and amortization) does not represent an accounting number neither cash flow for the analyzed periods. Therefore it should not be considered an alternative measure for net income/(loss), as an operating performance index or an alternative for the cash flow as a source of liquidity. In addition, EBITDA definition may not be compared as the EBITDA definition for other companies.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated Financial Highlights	4Q05	4Q04	Var.(%)	2005	2004	Var.(%)
(US$ million)			4Q05x4Q04			2005x2004

Net Revenue	192.4	124.9	54.0%	660.7	467.2	41.4%
EBITDA	49.5	35.6	38.9%	185.7	127.5	45.6%
EBITDA Margin	25.7%	28.5%	-	28.1%	27.3%	-
EBIT	27.8	20.0	39.3%	117.5	70.3	67.0%
Net Income/(Loss)	(2.1)	(49.0)	n.a.	56.4	(95.8)	n.a.
Net Debt	187.3	230.4	(18.7%)	-	-	-
Net Debt / EBITDA (last 12 months)	1.01	1.81	-	-	-	-
Net Debt / EV (a)	0.09	0.33	-	-	-	-

Operating Highlights

Pay-TV subscriber base (thousand)
- Connected Subscribers	1,540.2	1,418.9	8.5%	-	-	-
Churn Rate – last 12 months	13.8%	12.8%	-	-	-	-
Broadband subscriber base (thousand)
- Connected Subscribers	366.5	188.8	94.1%	-	-	-
Churn Rate – last 12 months	13.9%	12.0%	-	-	-	-
Revenue generating units (thousand)	1,906.7	1,607.7	18.6%	-	-	-
Revenue generating units per subscriber	1.24	1.13	-	-	-	-
Client ARPU (US$/subscriber) (b)	52.16	37.17	40.3%	60.49	34.35	76.1%
Number of employees	4,181	3,218	29.9%	-	-	-

(a)	Based on ADR price and Net Debt as of 12/31.
(b)	Monthly Pay-TV and Broadband gross revenue (excluding sign-in and hook-up revenues) per average connected subscribers in the period.

IR Contacts:	Marcio Minoru Miyakava	Sandro Miceli Pina
	(5511) 2111-2811	(5511) 2111-2721
	minoru@netservicos.com.br	sandro.pina@netservicos.com.br

The functional currency in Brazil is the Brazilian Real (“Real” or “R$”). The Real appreciated against the US dollar (“US$”) 13.37% in 2005 and 8.85% in 2004. The official exchange rate at December 31, 2003 was R$2,889 to US$1, December 31, 2004 was R$2,654 to US$1 and December 31, 2005 was R$2.341 to US$1. Brazilian inflation as measured by the General Market Price Index (“IGP-M”) was 12.42% in 2004 and 1.21% in 2005. As the Company’s functional currency is the Real, all fluctuations included in this press release are affected by the appreciation of the Real during such periods. This information should be taken into consideration when analyzing the account fluctuations in the US dollar equivalent amounts disclosed in this press release.

FINANCIAL AND OPERATING HIGHLIGHTS

  Net Revenue1 totaled US$ 192.4 million in the quarter, a 54.0% increase in comparison to US$ 124.9 million in 4Q04. This result is due to the increase in both Pay TV and Broadband subscriber base and to higher revenue coming from pay-per-view (“PPV”) in the quarter. In 2005, net revenue recorded a 41.4% raise, reaching US$ 660.7 million versus US$ 467.2 million in 2004. The Real appreciation in the period also contributed to this performance.
  The Company recorded Consolidated EBITDA2 of US$ 49.5 million in the quarter, 38.9% higher than the US$ 35.6 million recorded in the same period of the previous year. In the year, Consolidated EBITDA reached US$ 185.7 million, a 45.6% jump in comparison to the US$ 127.5 million recorded in the previous year. This growth in EBITDA is a result of the organic growth recorded in both, pay-TV and broadband bases, which is being accomplished without losing focus on profitability. Therefore, the Company is presenting growing revenues and, at the same time, managing costs and expenses, as to ensure return from each new subscriber. The drop in EBITDA margin from 28.5% in 4Q04 to 25.7% in this quarter is explained by the Company’s investment in marketing and sales activities, which have been an important tool to supporting this growth at a faster pace
  The Company’s Net Debt ended the quarter at US$ 187.3 million, a 18.7% drop in comparison to US$ 230.4 million net debt recorded in 4Q04. The net debt to EBITDA ratio at the end of the year was 1.0x.
  Client ARPU3 , which is the sum of pay-TV and broadband revenues divided by the average number of connected subscribers in the period, went from US$ 37.17 in 4Q04 to US$ 52.16 in this quarter, a 40.3% increase. This increase in aggregated ARPU is a result of a higher penetration of broadband subscribers in pay-TV subscribers, showing that the Company’s strategy of selling higher added value products to subscribers has been successfully implemented.
  The Company recorded Net Loss of US$ 2.1 million this last quarter of 2005, versus a US$ 49.0 million a net loss recorded in the same period of the previous year. In 2005, the Company recorded a net income of US$ 56.4 million, an improvement in comparison to the US$ 95.8 million net loss recorded in 2004. The improvement in the Company’s operating income, measured by EBIT, together with the improvement in the Company’s capital structure had an important contribution to this result and its solidity will be the base for the continuity of positive results in the future.

OPERATING PERFORMANCE

PAY-TV

  Gross sales in 4Q05 totaled 119.2 thousand sales, a 56.8% increase in comparison to the 76.0 thousand sales recorded in 4Q04. In 2005, gross sales reached 405.8 thousand sales, 35.0% higher than the 300.5 thousand sales recorded in 2004. This new sales level shows that the Company’s strategy of accelerating the subscriber base growth can be accomplished, despite the economic scenario where the middle class disposable income for entertainment is not growing.
   From the marketing campaigns during 4Q05, the Company highlights the sign-in promotion for a new client, where the client received a R$ 115.00 bonus, to be used on one of the following: i) three 2Mbps Vírtua’s monthly fee with a 50% discount; ii) sign-in fee discount; iii) free additional outlets’ monthly fee for 5 months; iv) one adult channel’s free monthly fee for 4 months; v) free 1st monthly fee for the main outlet (pro-rata).
________________________________________

1 BR GAAP: Net Revenue totaled R$432.6 million, 25.3% higher than the R$345.2 million recorded in 4Q04.
2 BR GAAP: Consolidated EBITDA totaled R$114.7 million, 18.2% above the R$97.1 million recorded in 4Q04
3 BR GAAP: Client ARPU was R$ 117.93, 13.4% higher than R$ 103.99 recorded in 4Q04

  Churn rate for the last 12 months recorded a slight increase, from 12.8% in 4Q04 to 13.8% this quarter. Voluntarily disconnection requested by subscribers represented 52% of the total disconnection requests. From that total, moving to other cities or areas not covered by our cable network recorded a slight drop from 29% in 4Q04 to 28% this quarter. Financial and personal reasons rose from 11% to 13% in 4Q05.
   Connected subscriber base ended 2005 with 1,540.2 thousand subscribers, corresponding to an 8.5% growth in comparison to the 1,418.9 thousand subscribers recorded in 2004. Connected subscribers base mix recorded a decrease from Top packages subscribers by the end of the quarter in comparison to the same period of the previous year, from 47.1% to 42.2%. Intermediary packages increased its share in the mix, moving from 30.2% to 31.9%. This movement is in line with the Company’s strategy of accelerating its organic growth derived from the intermediary income level bracket.
  The Customer Relationship Management Area, responsible for the retention and reversion islands, ended 4Q05 with a retention level of 77% of the total disconnection requests. Such result is an improvement over the 75% level recorded in the same period of the previous year and has been adequate to maintain churn rate in the current level.
   In Pay-Per-View (“PPV”), the 2005 Brazilian Soccer Championship (“Brasileirão”) sales remained stable, when compared to 2004, reaching 169.0 thousand sales. Sales seasonality, which concentrates complete packages sales at the beginning of the season and single games sales at the end of the season, also remained in line with 2004 figures.

BROADBAND

  In 4Q05 the Company launched Vírtua’s new portfolio, “Mega Flash”, which increased speeds from 300kbps, 600kbps and 1,2Mbps to 2Mbps, 4Mbps and 8Mbps, respectively. With this new portfolio, the Company seeks to stand out among its competitors through the quality of its products, focused on the speed actually delivered to its subscribers
  Selling campaigns in the quarter contributed positively for 105.2 thousand sales reached this quarter, which corresponds to a 119.2% increase in comparison to 4Q04. For the first time in the Company’s history, it surpassed 100.0 thousand sales in only one quarter, also being helped by the “Mega Flash”. In the year, gross sales growth was 97.0%, totaling 285.0 thousand sales in comparison to the 144.7 thousand sales recorded in 2004.
  Broadband churn rate in the last 12 months grew from 12.0% to 13.9% this quarter. This hike is primarily due to the increase in the number of subscribers that moved to other cities or areas not covered by our bidirectional network.
  Connected subscriber base ended the quarter with 366.5 thousand subscribers, a 94.1% increase versus the 188.8 thousand subscribers by the end of 2004, consolidating NET as one of the largest broadband internet access providers in the country, although it operates in only 12 cities.
  The share of subscribers with speeds of 300kbps or above in the broadband connected subscribers’ base mix recorded a growth in comparison to 4Q04, from 47.5% to 48.9% this quarter. The improvement on the mix is a result of the “Mega Flash” launch, which contributed to increase higher speeds products’ sales.

REVENUE GENERATING UNITS

  Revenue Generating Units (“RGU”), the sum of all subscribers from the different services offered by the Company, currently represented by pay-TV and broadband services, reached 1,906.7 thousand this quarter, an 18.6% increase versus the 1,607.7 thousand in the same period of the previous year.
   The RGU ratio per subscriber grew from 1.13 in 4Q04 to 1.24 this quarter, showing that the Company is managing to implement its strategy to accomplish broadband sales in current pay-TV subscribers.

CALL CENTER

  The Company’s call center, despite the constant subscriber base growth, is managing to improve its services level, ending 4Q05 with 98% of calls answered within 10 seconds, an improvement when compared to 3Q05 which recorded a level of 94% of the calls answered within 10 seconds. Another important ratio that aims to measure call center’s performance is the answering level, which remained stable at 98%.
   The Company takes subscribers’ satisfaction as a key factor for maintaining and increasing its subscriber base. Therefore, in 2004 the subscriber satisfaction research was implemented and in that year, it corresponded to a 20% impact on the variable compensation plan of the Company’s employees, which represented a 25% impact in 2005.

CONSOLIDATED EARNINGS ANALYSIS

GROSS REVENUES BREAKDOWN	4Q05	4Q04	2005	2004

Gross Revenues	100.0%	100.0%	100%	100%
Subscription	91.9%	88.7%	92.7%	92.2%
Pay-TV	79.5%	88.7%	82.0%	83.5%
Broadband	12.5%	8.0%	10.7%	8.7%
Hook-up	1.1%	1.5%	1.3%	1.5%
Pay Per View	4.0%	4.6%	3.7%	4.1%
Others*	3.0%	-2.7%	2.4%	2.2%

*Includes, among others, revenues from Programming Guide and Technical Assistance
  Gross revenue4 in 4Q05 totaled US$ 240.3 million, a 57.6% jump versus US$ 152.5 million recorded in the same period of the previous year. In the year, the growth was of 42.1%, from US$ 574.3 million in 2004 to US$ 815.9 million in 2005. This increase is mainly due to higher pay-TV, broadband and PPV subscription revenues and to the Real appreciation in the period. This result was due to:

1. Subscription revenue totaled US$ 220.9 million in the quarter, versus US$ 147.2 million recorded in the same period of the previous year, a 50.1% raise. This raise was mostly due to the 8.5% growth in pay-TV subscriber base and 94.1% in broadband subscriber base, and also to the monthly fee readjustment by the IGP-M. In the year, pay-TV subscription revenue recorded a 42.4% growth, from US$ 531.1 million in 2004 to US$ 756.1 million in 2005.

2. Average hook-up revenue (per new subscriber) dropped 27.4%, from US$ 30.45 to US$ 22.09 in 4Q05. Such result is mainly due to the continued loyalty package sales growth, as it can exempt subscriber from hook-up fee in exchange for the commitment of remaining in the subscriber base for at least 12 months. In the year, there was an 11.3% drop, from US$ 28.93 to US$ 25.67 in 2005.

3. PPV revenue5 totaled US$ 9.5 million in the quarter, a 35.8% increase over US$ 7.0 million in 4Q04, mostly due to the readjustment in 2005 Brasileirão package prices versus the 2004 version and the real appreciation, which led to an ARPU increase, from US$ 63.56 to US$ 79.65 in 2005. In the annual comparison, these revenues increased by 43.3%, reaching US$ 30.0 million in 2005.

4. Other revenues totaled US$ 7.2 million in 4Q05, versus negative US$ 4.0 million in the same period of 2004. It is mainly explained, by one time entry made by a Company’s subsidiary Reyc in 4Q04, which also affected the “Other Operating Costs” line. Disregarding this adjustment in 4Q04, other revenues would be positive by US$ 3.2 million, a 125.0% increase. This increase is due to telecommunication revenue in the amount of R$ 4.0 million (US$ 1.8 million). In the year, the Company recorded a 39.4% growth from US$ 13.9 million in 2004 to US$ 19.3 million in 2005, mostly due to the Real appreciation in the period.

  Services and other taxes, that include taxes and cancellations, was US$ 48.0 million, a 74.0% increase in comparison to the US$ 27.6 million recorded in 4Q04. As a percentage of gross revenues,
________________________________________

4 BR GAAP: Gross Revenues totaled R$540.9 million, 28.2% higher than the R$421.9 million recorded in 4Q04.
5BR GAAP: Pay per view revenues totaled R$21.5 million, 9.7% higher than the R$19.6 million recorded in 4Q04
  BR GAAP: Share Holders Equity totaled R$ 621,3 million, 26,8% higher than the (R$ 208) million recorded in 4Q04 services and other taxes remained fairly stable at 19%. In 2005, services and other taxes recorded a 44.9% increase, from US$ 107.1 million in 2004 to US$ 155.3 million in 2005.
  Net revenues totaled US$ 192.4 million, a 54.0% increase in comparison to US$ 124.9 million in 4Q04. This result was due to the Company’s new strategy to accelerate subscriber base growth in both pay-TV and broadband and to gradually increase revenue from higher added value products. In the year, net revenues increased by 41.4%, totaling US$ 660.7 million in 2005 versus US$ 467.2 million in 2004. The Real appreciation in the period also contributed to this performance.

	4Q05	4Q04	2005	2004

Net Revenues	100.0%	100.0%	100%	100%

Direct Operating Expenses	50.8%	42.6%	49.9%	50.2%
Programmers and Royalties	30.3%	25.8%	30.3%	31.3%
Network Expenses	7.7%	7.1%	7.2%	6.8%
Customers Relations	1.1%	1.3%	1.2%	1.3%
Payroll and Benefits	5.1%	5.7%	4.8%	4.7%
Other costs	6.8%	2.7%	6.5%	6.1%
Selling, General and Admin.	23.5%	28.9%	22.0%	22.5%
Selling	8.2%	6.0%	6.5%	5.3%
General & Administrative	15.6%	21.9%	14.7%	16.7%
Bad debt expense	0.9%	0.3%	1.2%	1.5%
Other	-1.4%	0.7%	-0.5%	-0.9%
EBITDA	25.7%	28.5%	28.1%	27.3%

  Direct operating expenses6 increased by 83.7%, reaching US$ 98.0 million versus US$ 53.3 million in the same quarter of the previous year. In 2005, there was a 40.7% growth and direct operating expenses totaled US$ 329.7 million versus US$ 234.4 million in 2004, mainly due to the Real appreciation in the period. Despite this nominal growth, direct operating costs remained fairly stable as a percentage of net revenues at 50%. The breakdown of these expenses is detailed below:

1. Programming and Royalties totaled US$ 58.3 million in the quarter, an 80.5% increase in comparison to US$ 32.3 million recorded in the same period of the previous year. Excluding the gain amounting to R$ 20.0 million (US$ 7.2 million) related to one programming supplier occurred in 4Q04, Programming and Royalties in 4Q05 would have risen 47.6% in comparison to 4Q04. This gain was recognized as the Company had provisioned, according to the agreement in place at that time, higher amount than what was paid, as a consequence of the renegotiation. In the year, there was a 36.7% growth, from US$ 146.5 million in 2004 to US$ 200.2 million in 2005. This increase was mostly due to higher expenses related to HBO channels, generated by the increase in Premium and Digital subscriber base. In addition, there was an increase in the subscriber base, a readjustment of the programming agreements by IGP-M and the Real appreciation.

2. Network expenses7 increased by 66.9%, totaling US$ 14.8 million this quarter, versus US$ 8.9 million recorded in the same period of the previous year, mostly due to higher expenses related to material, technical services and pay-TV analog boxes repair and recovery. In the year, there was a 49.3% increase, from US$ 31.7 million in 2004 to US$ 47.3 million in 2005, due to higher maintenance expenses and decoders repair.

3. Customer relations8 expenses totaled US$ 2.1 million, a 27.9% jump in comparison to US$ 1.6 million in 4Q04. This increase is due to higher expenses with market research started in 2Q05, aiming at improving the Company’s relationship with its subscribers. In 2005, there was a 33.8% increase, totaling US$ 8.2 million in 2005 versus US$ 6.1 million in the previous year.

4. Payroll and Benefits9 rose from US$ 7.1 million to US$ 9.8 million in 4Q05, corresponding to a 37.4% growth. This hike is due to the 29.9% increase in the number of employees in the period and to the collective labor agreement, which readjusted wages by 7% in July. In the annual comparison, this line totaled US$ 31.4 million in 2005, 44.2% above the 2004 figures.

5. Other operating expenses, including third-party services and Vírtua links, totaled US$ 13.1 million versus US$ 3.4 million in the same period of the previous year. This increase is mostly due to a non-

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6 BR GAAP: Direct Operating Expenses totaled R$218.6 million, 47.5% higher than the R$148.2 million recorded in 4Q04
7 BR GAAP: Network expenses totaled R$29.3 million, 20.2% higher than the R$24.4 million recorded in 4Q04
8 BR GAAP: Customer relations totaled R$4.8 million, 3.4% higher than the R$4.6 million recorded in 4Q04

9 BR GAAP: Payroll and benefits totaled R$22.0 million, 10.6% higher than the R$20.3 million recorded in 4Q04 recurrent adjustment accomplished at the Company’s subsidiary Reyc during 4Q04, as previously mentioned in “Other Revenues”. On the other hand, there was an increase in Call center’s expenses due to the subscriber base growth and an increase in Vírtua links costs due to the increase in broadband subscriber base. In the year, the increase was of 50.6%, from US$ 28.3 million in 2004 to US$ 42.7 million in 2005, which is also due to the previously explained factors.

  Selling, General and Administrative Expenses10 (SG&A) totaled US$ 44.9 million, a 24.9% increase versus US $36.0 million in 4Q04. In the year, there was a 37.9% increase, from US$ 105.3 million in 2004 to US$ 145.3 million in 2005, mostly due to the Real appreciation in the period. The breakdown for these expenses is detailed below:

1. Selling expenses totaled US$ 15.8 million in the quarter, a 112.0% growth in comparison to the US$ 7.5 million recorded in 4Q04. This increase is due to higher expenses related to the launch of the “O mundo é dos NETs” (“The World belongs to the NETs”) campaign and of Vírtua “Mega Flash”, besides higher expenses with commission on sales. In the year, this expense totaled US$ 42.9 million, a 74.0% growth in comparison to US$ 24.7 million recorded in the previous year. The strengthening of marketing campaigns in 2005 and the launch of HBO channels during 1Q05 were the main reasons for this growth.

2. General and Administrative Expenses in the quarter amounted to US$ 30.0 million, a 10.0% increase in comparison to the US$ 27.3 million recorded in the same period of the previous year. The Real appreciation offset the effect of a non-recurrent adjustment in 4Q04, regarding legal fee charges from civil, fiscal and labor actions against the Company in the amount of R$ 15.0 million (US$ 5.4 million) and the decrease in IT and financial consulting expenses. On the other hand, there was an increase in office maintenance expenses, billing and posting.

3. Bad Debt Expenses increased from US$ 0.4 million in 4Q04 to US$ 1.8 million this quarter. During 4Q04 this expense was positively impacted by the billing system migration from the Southern region operation. In the year, this line recorded an 11.8% growth, totaling US$ 8.0 million versus US$ 7.2 million recorded in the previous year. The Real appreciation offset the improvement in the Company’s receivable portfolio.

4. Other income/(expenses) totaled a positive US$ 2.7 million in the quarter versus a negative US$ 0.9 million recorded in 4Q04. This result was mainly due to the reversion of provisions for contingencies in the amount of R$ 4.7 million (US$ 2.1 million) regarding 2002 income tax judged favorable to the Company and to non-recurrent revenues amounting to R$ 3.3 million (US$ 1.5 million) regarding accounting adjustments. In the year, this line recorded a 32.5% drop, from US$ 4.4 million in 2004 to US$ 3.0 million in 2005.

  The Company recorded, in the quarter, a Consolidated EBITDA11 of US$ 49.5 million, 38.9% higher than the US$ 35.6 million recorded in the same period of the previous year. In the year, Consolidated EBITDA reached US$ 185.7 million, a 45.6% jump in comparison to US$ 127.5 million in the previous year. This growth in EBITDA is a result of the organic growth recorded in both, pay-TV and broadband base, which is been accomplished without losing focus on profitability. Therefore, the Company is presenting growing revenues and, at the same time, managing costs and expenses, as to ensure return from each new subscriber. This result was also due to the Real appreciation in the period. The drop in EBITDA margin from 28.5% in 4Q04 to 25.7% this quarter is explained by the Company’s investment in marketing and sales activities, which have been an important tool for supporting this growth in a faster pace.
   Depreciation and Amortization totaled US$ 21.4 million in 4Q05, a 43.8% increase in comparison to the US$ 14.9 million recorded in 4Q04, mostly due to the Real appreciation. In the year analysis, depreciation and amortization recorded a 20.1% increase, from US$ 56.7 million to US$ 68.2 million in 2005.
   Operating Income (EBIT) ended the quarter at US$ 27.8 million, a 39.3% increase in comparison to US$ 20.0 million in 4Q04. In 2005, operating income reached US$ 117.5 million, a 67.0% jump in comparison to US$ 70.4 million recorded in 2004. This continued EBIT performance, as a result of consistent EBITDA growth, is an important indicator to measure the sustainability of consistent results.
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10 BR GAAP: SG&A totaled R$99.4 million, a 0.6% drop in comparison to R$99.9 million recorded in 4Q04
11 BR GAAP: Consolidated EBITDA totaled R$114.7 million, 18.2% above the R$97.1 million recorded in 4Q04

Net Financial Result

Financial Result (US$ thousands)	4Q05	4Q04	2005	2004

Net Financial Result	(1,008)	(30,327)	(21,164)	(117,832)

Monetary indexation, net	(470)	(1,270)	(2,447)	(5,955)
Loss on exchange rate, net	5,610	28,435	31,041	31,605
Financial expenses	(13,314)	(48,801)	(69,896)	(115,924)
interest and charges debt	(11,674)	(37,533)	(46,988)	(77,536)
arrears and fine interests	-	(8,798)	(8,343)	(27,966)
interest financial expenses others	(1,640)	(2,470)	(14,565)	(10,422)
Other Financial expenses	(1,257)	(7,735)	(23,707)	(37,244)
Financial income	8,423	(956)	43,845	9,686

Other (non operating)	873	(240)	1,612	(155)

  Net financial results were negative US$ 1.0 million, versus a negative US$ 30.3 million recorded in 4Q04. In the year, the result was a negative US$ 21.2 million, a better result than the US$ 117.8 million recorded in 2004. This result was a product of:

1. Monetary indexation, net in the quarter was negative US$ 0.5 million, a 63% improvement over the negative US$ 1.3 million recorded in 4Q04. This better result is due to a lower renegotiated programming agreement balance adjusted by IGP-M. In 2005, there was a 58.9% improvement, reaching US$ 2.5 million in comparison to the US$ 6.0 million recorded in 2004. The drop in the IGP-M index explains this better result in 2005, as well as the payment of both, programming debt and debentures linked to this index.

2. Gain (Loss) on Exchange rate, net was positive US$ 5.6 million, an 80.3% drop compared to the positive US$ 28.4 million recorded in 4Q04. This was a result of the conditional discount in certain programming expenses, as a consequence of the final settlement of the 2003 programming renegotiation. In the annual comparison, net exchange rate gain was of US$ 31.0 million, versus the US$ 31.6 million recorded in 2004. This drop reflects the Company’s lower exposure to foreign exchange risks, as in 2005 the Real recorded a higher appreciation, 11.8%, in comparison to the 8.1% Real appreciation recorded in 2004.

3. Financial expenses12 were US$ 13.3 million in the quarter, a better result in comparison to the US$ 48.8 million recorded in 4Q04. The main reason for this drop is the Company’s lower indebtedness level, as a consequence of the financial restructuring conclusion. Due to this same reason, financial expenses in the year dropped by 39.7%, from US$ 115.9 million to US$ 69.9 million in 2005.

4. Other financial expenses13 totaled US$ 1.3 million in the quarter versus the US$ 7.7 million recorded in 4Q04. The main reason for such improvement is the positive effect from hedge operations gain, amounting to R$ 5.6 million (US$ 2.5 million). In the annual comparison, this line recorded a 36.3% drop, from US$ 37.2 million to US$ 23.7 million in 2005, mostly due to the Real appreciation in the period.

5. Financial income in the quarter totaled US$ 8.4 million, a better result in comparison to the negative US$ 0.9 million recorded in 4Q04. This improvement was mainly due to the positive impact financial investment gains. In the year, financial income reached US$ 43.8 million, a US$ 34.1 million jump, mainly due to the US$ 55.3 million gain with the restructured debt during 2005.

  Other non-operating expenses were positive US$ 0.9 million in the quarter versus a negative US$ 0.2 million in 4Q04. In the year other non-operating expenses were positive US$ 1.6 million versus a negative US$ 0.2 million in 2004. These variations are mostly due to the Real appreciation in the period.
   Income Tax and Social Contribution (current and deferred) amounted to US$ 30.0 million in the quarter, compared to the US$ 38.6 million recorded in 4Q04. In the year, it remained fairly stable at US$ 42.2 million. This result is explained by the following factors:
________________________________________

12 Financial expenses include interest over debt, charges and arrears over debt, interest on payable to suppliers and tax contingencies.
13 BR GAAP: Other financial expenses totaled R$135.2 million in 2005, 217.9% above the R$42.5 million recorded in 2004

1. Current Income Tax and Social Contribution increased by 132.2% in the quarter, from US$ 1.7 million in 4Q04 to US$ 3.9 million in 4Q05. In 2005 it amounted to US$ 14.0 million, 120.8% higher than the US$ 6.3 million presented in 2004. These results were primarily due to the higher operating income from some operating subsidiaries and the Real appreciation.

2. Deferred Income Tax and Social Contribution were provided using the liability method prescribed by SFAS 10914, “Accounting for Income Taxes”. In 4Q05 the amount of US$ 26.1 million recognized for deferred income tax and social contribution was composed by US$ 32.0 million related to reduction of goodwill and positive amount of US$ 5.9 million related to tax benefit of carrying amount on accumulated losses. In the year, deferred income tax and social contribution was US$ 28.0 million due to an additional expense of US$ 1.9 million related to actually tax benefit used by the Company. The amount related to reduction of goodwill is related to the goodwill from acquisition of Globotel Participações S.A. that took place in August 2001. This amount can be capitalized by the controlling shareholder, as occured in 2005 .

  The Company recorded Net Loss of US$ 2.1 million this last quarter of 2005, versus a US$ 49.0 million net loss recorded in the same period of the previous year. In 2005, the Company recorded a US$ 56.4 million net income, an improvement in comparison to the US$ 95.8 million net loss recorded in 2004. The improvement in the Company’s operating income, measured by EBIT, together with the improvement in the Company’s capital structure had an important contribution to this result and its solidity will be the base for the continuity of positive results in the future.

DEBT, CAPITALIZATION AND LIQUIDITY

	4Q05	4Q04

Short Term Debt	47,831	351,504

Multicanal Notes	-	97,692
Convertible Debentures 1999 (R$-denom.)	-	18,386
Debentures 2001 (R$-denom.)	-	73,516
Bilateral Agreements	-	161,910

Current portion of long-term debt	47,831	-
Debentures 5th issue SFAS15- (R$-denom.)	2,178	-
Syndicate - Net Sul Notes SFAS15	6,946	-
Syndicate - Net Sul Notes	38,707	-

Long Term Debt	310,238	-

Debentures 5th issue - (R$-denom.)	199,269	-
Debentures 5th issue SFAS15- (R$-denom.)	41,397	-
Syndicate - Net Sul Notes SFAS15	78,798	-
Syndicate - Net Sul Notes	38,605	-

Current portion of long-term debt	(47,831)	-

Total Debt	358,070	351,504

Cash and Cash Equivalents	23,865	121,061
Short Term Investments	103,624	-
Restricted Cash	43,309	-

Net Debt	187,272	230,443

US dollar-denominated debt	117,403	193,811
	32.8%	55.1%
Brazilian real-denominated debt	240,667	157,693
	67.2%	44.9%

  In October, the Company accomplished the payment of the Net Serviços Notes in the amount of US$ 70.3 million, following the debentures issuance in September 2005. The payment regarding Net Sul Notes will be liquidated in April 2006. As from April 2006, the Company will have as its only major debt, the local currency debenture. Net Sul Notes prepayment is guaranteed by securities acquired by the Company and deposited in an escrow account recorded as restricted cash, in favor of the Notes holders.
________________________________________

14 Under SFAS 109, deferred income taxes reflect the tax effect of net operating loss carry-forwards, the net tax effects of temporary differences between the carrying amount of assets and liabilities recognized in the financial statement and the tax basis, as well as the effects of adjustments made to reflect the requirements of US GAAP, determined under enacted tax laws and rates. The realization of net operating loss carry forwards acquired in business combinations accounted for using the purchase method of accounting is recorded as a reduction of goodwill.

  The prepayment to holders of the Real senior secured debt who directly or indirectly participated in the issuance of the 5th public debentures issuance were accounted according to EITF 96-1915 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments”. Thus, total indebtedness ended the quarter at US$ 358.1 million.
   Company’s Net Debt ended the quarter at US$ 187.3 million, 18.7% drop in comparison to the US$ 230.8 million net debt recorded in 4Q04. The net debt to EBITDA ratio by the end of the year was 1.0x.
  Cash, cash equivalents, short term investments and restricted cash by the end of the quarter totaled US$ 170.8 million, a 41.1% increase in comparison to the US$ 121.1 million recorded in 4Q04. This increase can be explained by the fact that the Company has not made Net Sul Notes payment yet. As foreseen in the original deed of issue of the Notes, these Notes can only be paid after a specific period from its issuance.

Financial ratios	2005	2004

EBITDA / Interest Expenses	2.66	1.10
Current Ratio	1.37	0.52
Net Debt / EBITDA	1.01	1.81
Net Debt / Enterprise Value	0.09	0.33

EBITDA / Active Subscribers	US$ 121	US$ 90
EBITDA / Number of Employees (000)	US$ 44	US$ 40
Net Revenues / Active Subscribers	US$ 429	US$ 329
Net Revenues / Number of Employees (000)	US$ 158	US$ 145

  Capex totaled R$ 78.8 million in 4Q05 and R$ 188.6 million in 2005. In the year, 49% corresponded to subscriber sign-on, 19% were invested in Vírtua, 3% invested in internal network for buildings, 14% in I.T. and 15% as general investments.
  The sum of the cash position and accounts receivable surpassed the total current liability by US$ 20.2 million, showing that the Company has a sound liquidity situation.

CAPITAL MARKETS

  In 2005, the Company’s preferred shares (NETC4) recorded the better performance within the São Paulo Stock Exchange Index (IBOVESPA), with a 149% appreciation in the year. This means an Enterprise Value of US$ 2.0 billion. Regarding the share performance, it should be taken into account that there are a series of events that the Company’s management cannot control, and that past performance is no guarantee of future performance. However, the Company believes that such performance is related to the strategy that shareholders set for the Company and how the Company’s management has been implementing such strategy, delivering consistent and expected results.
  Average daily traded volume for the Company’s shares continues solid, reaching R$ 35 million in the last 3 months and R$ 26 million in the last 12 months, 290% and 126% above 2004 figures, respectively.
________________________________________

15 According to EITF 96-19, if it is determined that the original and new debt instruments are not substantially different (being such limit calculated as a difference in the present value of future cash flows greater than 10%), then a new effective interest rate is to be determined based on the carrying amount of the original debt instrument and the revised cash flows. For these holders, the Company determined that the instruments are not substantially different. Accordingly such portion of debt will continue to be accounted according to SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings”, using revised estimates of future cash flows.

UPCOMING EVENTS

1. Conference call – 4th Quarter 2005 Financial Results

Date: February 6, 2006

US GAAP (in English):
1:30 pm (US EST)	Phone:	(+1 973) 409-9260
	Replay:	(+1 973) 341-3080
	ID code:	6977967 or Net Serviços
Live webcast: http://www.ir.netservicos.com.br

Brazilian Corporate Law (in Portuguese):
2:30 pm (US EST)	Phone:	(+55 11) 2101-1490
	Replay:	(+55 11) 2101-1490
	ID code:	Net Serviços
Live webcast: http://www.ri.netservicos.com.br

2. Public Meetings

São Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Sede da Apimec	Venue: Le Meridien Hotel
Rua São Bento, 545 / 5º andar	Av. Atlântica, 1020
Date: February 21, 2006	Date: February 22, 2006
Time: 6:00 pm (Local time)	Time: 6:00 pm (Local time)

3. Expected dates for upcoming Financial Results Releases

(1Q06)     --> April 20, 2006
(2Q06)     --> July 21, 2006
(3Q06)     --> October 20, 2006

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Income Statement	4Q05	4Q04	12M05	12M04
US GAAP - (in US$ thousands)

Revenues
Subscriptions	220,982	147,185	756,226	531,137
Pay-TV	191,053	135,071	668,804	496,878
Vírtua	29,929	12,115	87,422	34,259
Sign-on and hookup revenue, net	2,634	2,313	10,431	8,430
Gross sign-on and hookup fee revenue	1,541	1,285	6,116	4,734
Deferred sign-on and hookup fee revenue,net	1,093	1,028	4,315	3,696
Other services	16,714	2,962	49,284	34,762
PPV	9,510	7,004	30,012	20,939
Others	7,204	(4,042)	19,272	13,823
Gross Revenues	240,330	152,461	815,941	574,329
Services and other taxes	(47,936)	(27,548)	(155,276)	(107,125)
Net Revenues	192,394	124,913	660,665	467,204

Direct Operating Expenses	(98,012)	(53,341)	(329,705)	(234,370)
Programming & Royalties	(58,247)	(32,278)	(200,157)	(146,458)
Network Expenses	(14,805)	(8,870)	(47,254)	(31,659)
Customers Relations	(2,111)	(1,650)	(8,218)	(6,141)
Payroll and Benefits	(9,787)	(7,121)	(31,406)	(21,778)
Other Costs	(13,061)	(3,422)	(42,669)	(28,334)

Selling, General and Administrative Expenses	(44,931)	(35,974)	(145,274)	(105,331)
Selling	(15,802)	(7,453)	(42,912)	(24,656)
General & administrative	(30,022)	(27,303)	(97,363)	(77,960)
Bad Debt Expenses	(1,814)	(360)	(7,990)	(7,145)
Other income/(expense), net	2,704	(858)	2,990	4,430

EBITDA	49,450	35,598	185,687	127,503
EBITDA Margin	25.7%	28.5%	28.1%	27.3%

Depreciation and Amortization	(21,432)	(14,940)	(68,160)	(56,736)
Depreciation	(21,402)	(14,830)	(67,845)	(56,171)
Amortization	(30)	(110)	(315)	(564)
Loss on write-down of equipment, net	(187)	(678)	(44)	(430)

Operating Income/(Loss) - EBIT	27,831	19,980	117,483	70,338
EBIT Margin	14.5%	16.0%	17.8%	15.1%

Non-operating Expenses
Monetary indexation, net	(470)	(1,270)	(2,447)	(5,955)
Loss on exchange rate, net	5,610	28,435	31,041	31,605
Financial expenses	(14,571)	(56,536)	(93,604)	(153,169)
interest and charges debt	(11,674)	(37,533)	(46,988)	(77,536)
arrears and fine interests	-	(8,798)	(8,343)	(27,966)
interest financial expenses others	(1,640)	(2,470)	(14,565)	(10,422)
other financial expenses	(1,257)	(7,735)	(23,707)	(37,244)
Financial income	8,423	(956)	43,845	9,686
Other (non-operating)	873	(240)	1,612	(155)

Income/(loss) bef. tax, investees, min. ints.	27,697	(10,587)	97,929	(47,650)
Current income tax	(3,895)	(1,678)	(14,004)	(6,343)
Deferred income tax	(26,129)	(36,892)	(28,023)	(35,605)

Income/(loss) bef. Investees, min.ints.	(2,327)	(49,160)	55,902	(89,598)
Cumulative effect of accouting change	-	-	-	-
Equity in earnings	179	196	513	1,640

Net Income (Loss) before discontinued operations	(2,148)	(48,964)	56,415	(87,959)
Discontinued operations	-	-	-	(7,860)
Income (loss) from operations, net of tax				(2,040)
Loss from sale, net of tax	-	-	-	(5,820)

Net Income (Loss)	(2,148)	(48,964)	56,414	(95,818)

Net Income (Loss) allocable to common stockholders	(2,148)	(48,964)	56,414	(95,818)

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	4Q05%		4Q04%
US GAAP - (im US$ thousands)
Assets
Cash & cash equivalents	23,865	2.0%	60,486	6.1%
Short term investments	103,624	8.7%	60,575	6.1%
Net accounts receivables	119,301	10.0%	59,559	6.0%
Accounts receivable	82,174	6.9%	69,001	7.0%
Advances to suppliers	415	0.0%	1,048	0.1%
Advances to employees	1,061	0.1%	930	0.1%
Restricted Cash	43,309	3.6%	0	0.0%
Other	3,595	0.3%	1,947	0.2%
Provision for doubful accounts	(11,253)	-0.9%	(13,367)	-1.4%
Income tax recoverable	20,942	1.8%	9,844	1.0%
Deferred income tax	34,313	2.9%	33,647	3.4%
Prepaid expenses and other current assets	4,801	0.4%	4,561	0.5%
Total current assets	306,846	25.8%	228,672	23.1%
Deferred income tax	123,280	10.4%	65,891	6.7%
Recoverable income tax	8,288	0.7%	9,675.00	1.0%
Due from related companies	-	0.0%	0	0.0%
Investments and advances to investees	2,697	0.2%	1,973	0.2%
Net property and equipment	420,323	35.3%	367,367	37.2%
Cable network	1,068,209	89.8%	897,251	90.8%
Land, buildings, improvem.fix.fit, & instal.	24,292	2.0%	21,036	2.1%
Vehicles	2,277	0.2%	2,016	0.2%
Data processing equip.and others	171,247	14.4%	158,267	16.0%
Cable construction materials	24,021	2.0%	21,414	2.2%
Accumulated depreciation	(869,722)	-73.1%	(732,616)	-74.2%
Goodwill on acquisition of subsidiaries	268,374	22.6%	270,821	27.4%
Other assets	60,306	5.1%	43,601	4.4%
Long-term assets	883,269	74%	759,329	77%
Total assets	1,190,114	100.0%	988,000	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	56,818	4.8%	75,401	7.6%
Income taxes payable	14,617	1.2%	6,644	0.7%
Due to related companies	0	0.0%	14,333	1.5%
Short-term debt	2,376	0.2%	0	0.0%
Current portion of long-term debt	44,961	3.8%	235,146	23.8%
Interest payable and other financial charges	17,594	1.5%	58,278	15.9%
Deferred revenue	40,261	3.4%	32,759	3.3%
Other payables and accruals	44,860	3.8%	49,567	5.0%
Current Liabilities	224,357	18.9%	439,369	44.5%
Long-term debt	313,108	26.3%	330,554	33.5%
Due to related companies	0	0.0%	418	0.0%
Deferred sign-on, hookup fee and programming benefit	20,842	1.8%	26,029	2.6%
Taxes and payables and accruals	5,018	0.4%	2,120	0.2%
Long-term liabilities	336,098	28.2%	359,121	36.3%
Commitments and contigencies	264,671	22.2%	185,860	18.8%
Capital stock - preffered and common shares	2,580,225	216.8%	2,305,016	233.3%
Additional paid-in-capital	140,222	11.8%	133,440	13.5%
Accumulated deficit	(2,131,436)	-179.1%	(2,187,850)	-221.4%
Accumulated other comprehensive loss, net	(224,022)	-18.8%	(246,955)	-25.0%
Shareholders' equity	364,989	30.7%	3,651	0.4%
Total Liabilities and Shareholders'Equity	1,190,115	100.0%	988,000	100.0%

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	4Q05	4Q04	12M05	12M04
US GAAP - (in US$ thousands)
Cash and cash equivalents, beginning of the period	20,737	85,075	60,486	48,784

Loss for the period	(2,147)	(48,960)	56,414	(95,818)

Non-cash items	46,514	48,080	89,136	170,103
Deferred sign-on and hook-up fee revenue	2	15	360	695
Amortization of deferred revenues	(2,781)	(3,198)	(10,704)	(7,908)
Equity in results of investees	(179)	(196)	(513)	(1,640)
Exchange rate, monetary indexation and interest expense, net	12,137	29,787	19,756	115,276
Write off of goodwill	-	-	-	-
Depreciation and amortization	21,431	11,449	68,160	56,736
Deferred income tax	26,129	10,369	28,023	9,082
Write off and disposal of assets, net	187	1,371	46	7,721
Reserve for contingencies	(10,412)	(1,517)	(15,992)	(9,859)

Decrease (Increase) in assets	71,084	(45,241)	(101,169)	(69,552)
Accounts receivable	3,277	(8,886)	(7,598)	(14,915)
Income tax recoverable	(3,837)	4,940	(6,884)	(4,137)
Restricted cash	61,433	-	(42,020)	-
Prepaid expenses and other asstes	1,739	2,573	(10,776)	(9,952)
Purchase of short investiments	8,471	(43,868)	(33,891)	(40,548)
Increase (decrease) in liabilities	(9,335)	19,969	(17,554)	20,782
Accounts payable to suppliers and programmers	(17,981)	(4,295)	(22,063)	(20,875)
Income taxes payable	3,176	27,268	6,872	30,342
Sales taxes, accrued expenses and other liabilities	5,620	(5,475)	2,737	6,849
Payroll and related charges	(150)	2,471	(5,100)	4,466
Increase (decrease) in working capital	61,749	(25,272)	(118,723)	(48,770)

Cash flow from investing activities	(30,497)	(4,032)	(73,417)	(23,269)
Advances to related companies	-	79	-	79
Withdrawals of short-term investments	-	-	-	-
Acquistion of property and equipment	(37,189)	(12,381)	(86,222)	(43,377)
Proceeds from the sale of equipment	6,693	8,270	12,805	20,029

Cash flow from financing activities	(72,589)	(14)	4,488	(193)
Short term debt issuance	-	-	75,633	-
Short term debt repayment	-	(14)	(84,859)	(193)
Issuances of long term debt	-	-	200,571	-
Repayment of long term debt	(72,589)	-	(409,941)	-
Related party loan issuances	-	-	-	-
Related party loan repayments	-	-	-	-
Capital contributions	0	-	223,082	-

Effect of exchange rate changes on cash	99	5,609	5,483	9,537

Change in cash and cash equivalents	3,128	(24,589)	(36,627)	11,702

Cash and cash equivalents, end of the period	23,865	60,486	23,859	60,486

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2006

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.